Zelgor Inc
Balance Sheets
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash	$ -	$ 7,848
Total current assets	-	7,848
Equipment	1,934	1,934
Accumulated depreciation	(1,934)	(1,862)
Total equipment	-	72
TOTAL ASSETS	$ -	$ 7,920
LIABILITIES AND DEFICIT		
Accounts payable	$ 16,849	$ 16,849
Accrued interest payable	88,632	64,819
Bank overdraft	143	-
debt payable	363,450	358,450
Total current liabilities	469,074	440,118
Total liabilities	469,074	440,118
Shareholders' Deficit		
Common stock, 15,000,000 shares authorized, 8,465,000 and 8,365,000 outstanding in 2016 and 2015, respectively	85	84
Paid-in capital	171,483	161,484
Retained deficit	(640,642)	(593,766)
Total Deficit	(469,074)	(432,198)
TOTAL LIABILITIES AND DEFICIT	$ -	$ 7,920